Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver to Announce Q3 2018 Unaudited Results on November 6
Conference call and Webcast on November 7

Vancouver, B.C. - Oct. 10, 2018 - Pan American Silver Corp. (NASDAQ: PAAS)(TSX: PAAS) (the “Company”) will announce its unaudited results for the third quarter of 2018 on Tuesday, November 6, 2018, after market close. The Company will hold a conference call and webcast to discuss the results on Wednesday, November 7, 2018.

Third Quarter 2018 Unaudited Results Conference Call and Webcast

Date: Wednesday, November 7, 2018
Time: 11:00 am ET (8:00 am PT)
Dial-in numbers: 1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast: To access webcast link click here

Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available on the Company’s website at www.panamericansilver.com. An archive of the webcast will also be available for 3 months.

About Pan American Silver
Pan American Silver Corp. is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American Silver maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, the Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1